

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 11, 2007

VIA U.S. MAIL AND FAX (949) 255-7055

Mr. Bryan Shaul
Chief Financial Officer
Sun Healthcare Group, Inc.
18831 Von Karman, Suite 400
Irvine, California 92612

> **Re: Sun Healthcare Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006, As Amended**
> **Filed March 8, 2007**
> **File No. 1-12040**

Dear Mr. Shaul:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director